Exhibit 99.1

trivago N.V. Announces Annual General Meeting of Shareholders

DÜSSELDORF, Germany, May 22, 2025 – trivago N.V. (NASDAQ: TRVG) announced today that its annual general meeting of shareholders will be held on June 27, 2025, at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands. The meeting will start at 3:00 p.m. CEST.

The convening notice and explanatory notes for the general meeting are available free of charge in the Investor Relations section of trivago N.V.'s corporate website at ir.trivago.com.

About trivago N.V.
trivago N.V. is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and the best time to go. trivago enables them to book with confidence, saving them valuable time and money. By leveraging cutting-edge technology, we personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 5.0 million hotels and other types of accommodation in over 190 countries.

Media Contact
naomi.mnyamana@trivago.com

Investor Contact
ir@trivago.com

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information about factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.